UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street 151 25 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on March 20, 2013: Euroseas Ltd. Announces Charter Contracts for Three of its Containerships and One of its Drybulk Vessels.

Exhibit 1

Euroseas Ltd. Announces Charter Contracts for Three of its Containerships and One of its  Drybulk Vessels

Marshall Islands – March 20, 2013 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today that  four subsidiaries of the Company have entered into time charter agreements for the following vessels:

•

M/V Despina P, a 1,932 teu, 1990 built handysize containership, has been extended for about six months at a gross daily rate of $ 6,000 with the new rate applicable from the 15th of March 2013.

•

M/V Captain Costas, a 1,732 teu, 1992 built handysize containership, has been extended for about one year at a gross daily rate of $6,500; the new rate will apply from the 15th of April 2013 with the charterer having the option to extent the charter for a further year at a gross daily rate of $11,500.

•

M/V Aggeliki P, a 2,008 teu, 1998 built intermediate containership, has been chartered for about one year at a gross daily rate of $6,000 starting on the 8th of March 2013.

•

M/V Aristides N P, a 69,268 dwt, 1993 built Panamax bulk carrier, has been chartered for about 11 to 14 months at a gross daily rate of $7,500. The charter will commence upon completion of its scheduled drydocking which has already commenced and is expected to be completed before the end of March 2013.

Following the above mentioned charters, as of March 15, 2013 approximately 37% of the Company's remaining container fleet days for 2013 and approximately 4% in 2014 are secured under period charters and are protected from market fluctuations. The Company's drybulk fleet is 75% covered in 2013 and 25 in 2014 via time charter contracts and participation in pools.

Aristides Pittas, Chairman and CEO of Euroseas, commented: "We are pleased to announce that we have concluded these time charter agreements which provide about $8.2m of secured revenues. Our entire fleet continues to be fully employed despite this challenging environment. We look forward to capitalizing on an anticipated stronger containership and drybulk market in the near future with the remaining of our vessels coming up for re-chartering in the rest of 2013 and 2014."

As of March 15, 2013, Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Dry Bulk Vessels
PANTELIS	Panamax	74,020		2000	TC ‘til Feb-14 + 1 Year in Charterers Option	$11,200 +50/50 Profit Share $14,200
ELENI P(1)	Panamax	72,119		1997	Buamarine Pool	Spot
IRINI	Panamax	69,734		1988	TC ‘til Apr-13	$14,000
ARISTIDES N.P.	Panamax	69,268		1993	TC ‘til Feb-14	$7,500
MONICA P	Handymax	46,667		1998	TC 'til Sep-13	$12,375
Total Dry Bulk Vessels	5	331,808
Multipurpose Dry Cargo Vessels
ANKING	1	22,568	950	1990	TC ‘til Mar-13	$8,600
Container Carriers
MAERSK NOUMEA	Intermediate	34,677	2,556	2001	TC ‘til Jun-13	$15,750
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC till Apr-13	$5,500
AGGELIKI P	Intermediate	30,360	2,008	1998	TC ‘til Mar-14	$6,000
DESPINA P	Handy size	33,667	1,932	1990	TC ‘til Sep-13	$6,000
CAPTAIN COSTAS (ex-OEL TRANSWORLD)	Handy size	30,007	1,742	1992	TC 'til Apr-13 TC ‘til Apr-14 +12 months in Charterers Option	$7,000 $6,500 $11,500
MARINOS (ex-YM PORT KELANG, ex-MASTRO NICOS,)	Handy size	23,596	1,599	1993	TC ‘till Apr -13	$6,000
MANOLIS P	Handy size	20,346	1,452	1995	TC ‘til May-13	$6,000
OEL BENGAL (ex-NINOS, ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC ‘til May-13	$6,950
KUO HSIUNG	Feeder	18,154	1,169	1993	TC till Apr-13 + 6 months in Charterers Option	$6,725 $13,500
Total Container Carriers	9	240,687	15,855
Fleet Grand Total	15	595,063	16,805

(1) ELENI P is employed in the Baumarine spot pool that is managed by Klaveness, a major global charterer in the drybulk market.

Note: Charter duration indicates the earliest redelivery date unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (*). Generally, charterers have a range of 15 days to 3 of months to redeliver the vessels depending on the length of the charter.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Select Market under the ticker ESEA since January 31, 2007.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 15 vessels, including 4 Panamax drybulk carriers and 1 Handymax drybulk carrier, 3 Intermediate containership, 4 Handysize containerships, 2 Feeder containerships and a multipurpose dry cargo vessel. Euroseas` 5 drybulk carriers have a total cargo capacity of 331,808 dwt, its 9 containerships have a cargo capacity of 15,855 teu and its multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated:  March 20, 2013

 By: /s/ Aristides J. Pittas

 ---------------------------------

 Aristides J. Pittas

 President